Exhibit 99.1

TSX: JE.

NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Group Announces Deal with Joint Venture Partner to End Exclusivity of Just Energy Brand Online Sales in North America

TORONTO, ONTARIO – August 1, 2017 - Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX: JE; NYSE: JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that it has reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada.

Deb Merril, Just Energy’s President and Co-CEO, said “We are excited by this transaction as it facilitates the ongoing development and expansion of our sales channels and gives us the opportunity to extend our reach online with the Just Energy brand. Working with the team at Red Ventures has been a rewarding relationship for over 6 years and we look to continue our growth through their Save On Energy and Choose Energy sales channels, while pursuing other opportunities.”

"We've enjoyed a successful relationship with Just Energy over the last six years," said Ric Elias, Red Ventures’ CEO. “This transaction will allow us to focus on providing consumers with a choice platform through our energy marketplaces, saveonenergy.com and chooseenergy.com.”

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the planned use of proceeds for the offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough

Chief Financial Officer

Phone: (713) 933-0895

pmccullough@justenergy.com

or

Michael Cummings

Investor Relations

Phone: (617) 461-1101

michael.cummings@alpha-ir.com